Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

SUPPL

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secret[redacted]
Date:	19 March, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)

03007813

TAKEOVER BID FOR GOODMAN FIELDER LIMITED

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

03 APR -7 AM 7:21

Attach:

PROCESSED
APR 10 2003
THOMSON FINANCIAL

dlw 4/7

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

19 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

TAKEOVER BID FOR GOODMAN FIELDER LIMITED

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**) for all the ordinary shares in Goodman Fielder Ltd (**Goodman Fielder**).

The Board of Goodman Fielder met today. Four Burns Philp nominees were appointed to the Board (Messrs McGregor, Burrows, Hart and Degnan), with Mr McGregor being appointed as Chairman. Burns Philp nominees now constitute a majority of the board of directors of Goodman Fielder.

Yours sincerely

HELEN GOLDING
Company Secretary